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                 November 8, 2021

       Ross Levinsohn
       Chief Executive Officer
       theMaven, Inc.
       200 Vesey Street
       24th Floor
       New York, New York 10281

                                                        Re: theMaven, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 29,
2021
                                                            File No. 333-260597

       Dear Mr. Levinsohn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Jeffrey P. Berg, Esq.